SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

October 10, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
October 10, 2007

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated September 24, 2007

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

September 24, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Discovers High-Grade Extension to its Jersey-Emerald Lead-Zinc Deposit in British Columbia, Canada

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to announce the results of a trenching program carried out above the East Emerald Tungsten Zone on its Jersey Emerald property in South-eastern British Columbia. This recent trenching discovered a western extension of the historic Jersey lead-zinc mine exposing a stratiform band of lead-zinc–silver mineralization that has now been traced along strike for over 1,200 feet (400 metres). The occurrence is located approximately 200 feet (60 metres) west of the historic "G-Zone" which was the northernmost workings in the Jersey Lead-Zinc Mine. This discovery confirms that important mineralization may extend well beyond the limits of the historic lead-zinc mining operation.

Mr. Arthur G. Troup, President and CEO, said "The significance of this new discovery is yet to be determined. The historic Jersey Lead-Zinc Mine, was British Columbia's second largest lead-zinc producer. The trenching program is continuing in order to determine the location and trend of the mineralization in advance of a core-drilling program. The attitude of the mineralization discovered to date suggests that a considerable portion of this area of the deposit might be extracted by surface mining methods."

Trenching and diamond drilling is currently continuing on the property, and 44 holes have now been completed in the Company's planned 2007 drill program. The planned 10,000 metre drill program is designed to explore the recently discovered molybdenum deposit as well as expand the historic tungsten and lead-zinc mineralization.

Lead, zinc and silver assays from the mineralized horizon are given in the following table:

Sample Number	Width feet	Lead %	Zinc %	Silver g/T
563904	1.50	0.01	0.09	0.17
563905	0.33	0.01	6.19	0.71
563906	2.00	2.69	5.34	6.78
563907	3.60	3.06	18.61	35.08
563908	3.00	0.23	17.91	8.90
563909	3.00	0.46	28.09	12.50
563910	3.00	0.05	11.54	2.90
563911	1.00	0.87	0.34	18.74
563912	2.00	11.71	1.23	40.34
563913	2.00	8.27	14.39	36.23
563914	2.00	24.48	4.99	44.95
563915	2.50	11.81	9.01	25.71
563916	4.50	9.70	5.14	24.30
563917	0.33	11.14	14.50	34.56

Note: 1. All dimensions are recorded in feet in order that results are compatible with the historic mine grid and the existing 5,600 drill hole database.

Recent exploration results suggest that there are two horizons of specific interest referred to as the "Upper" and the "Lower" Lead-Zinc horizons. The assays reported in the above table are confined to the Upper Horizon and are believed to represent the up-dip extension of the historic North G-Zone, historically mined 200 feet (60 metres) down dip to the east. Sample widths represent the true width of the mineralized exposures seen in the trench wall but drilling is required to determine if mineralization extends below the bottom of the trench. Various degrees of weathering were observed in the trench samples suggesting that the assays may not be a true reflection of the grades that will be encountered at depth.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, oversees all on-going diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

Or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

SULTAN MINERALS INC.

JERSEY-EMERALD PROPERTY

Trench Sample Location Map

Salmo, British Columbia, Canada

September 20 2007

Sample Number	Width feet	Lead %	Zinc %	Silver g/T
563904	1.50	0.01	0.09	0.17
563905	0.33	0.01	6.19	0.71
563906	2.00	2.69	5.34	6.78
563907	3.60	3.06	18.61	35.08
563908	3.00	0.23	17.91	8.90
563909	3.00	0.46	28.09	12.50
563910	3.00	0.05	11.54	2.90
563911	1.00	0.87	0.34	18.74
563912	2.00	11.71	1.23	40.34
563913	2.00	8.27	14.39	36.23
563914	2.00	24.48	4.99	44.95
563915	2.50	11.81	9.01	25.71
563916	4.50	9.70	5.14	24.30
563917	0.33	11.14	14.50	34.56



SULTAN
9000E
9500N
8500N
9000N
8500N
TRENCH
TRENCH
TRENCH
Sample Number
565904
565906
565905
565907
565908
565909
565910
565911
565912
565913
565914
565915
565916
565917
Feet
0
100
0
25
Metres
LEGEND
Tungsten Workings
Lead-Zinc-Silver Workings
MoS2 Quartz veining
Roads
Portal
Tunnel
Invincible Drilling MoS2 in Quartz
INVINCIBLE MINE
DODGER 4400 MINE
MoS2 Quartz veining in drift
MoS2 in Quartz in granite
FEENEY MINE
Invincible #1 Heading MoS2 in Quartz in granite
MoS2 Quartz veining in drift
EAST DODGER MINE
EMERALD MINE
MoS2 in Diamond Drill Intercepts in granite
JERSEY MINE
0
0.25
0.5
Kilometres

END